Li Auto Inc.
理想汽車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2015)

Date of Board Meeting

The board of directors (the "**Board**") of Li Auto Inc. (the "**Company**", together with its subsidiaries and consolidated affiliated entities, the "**Group**") hereby announces that a meeting of the Board will be held on Wednesday, August 26, 2026, for the purpose of considering and approving, inter alias, (i) the unaudited financial results of the Group for the three months ended June 30, 2026 and its publication, and (ii) the unaudited interim results of the Group for the six months ended June 30, 2026 and its publication.

The Company's management will hold an earnings conference call on Wednesday, August 26, 2026, at 8:00 A.M. U.S. Eastern Time or 8:00 P.M. Beijing/Hong Kong Time on the same day.

For participants who wish to join the said conference call, please complete the online registration using the Participant Online Registration link provided below prior to the scheduled call start time. Upon registration, the participant will receive the conference call access information, including the dial-in number, passcode, and a unique access PIN. To join the conference, please then dial the number provided, enter the passcode followed by your PIN.

Participant Online Registration link: https://s1.c-conf.com/diamondpass/10056444-vrf1u8.html

By order of the Board
Li Auto Inc.
Li Xiang
Chairman

Hong Kong, August 11, 2026

As of the date of this announcement, the Board of the Company comprises Mr. Li Xiang, Mr. Ma Donghui and Mr. Li Tie as executive directors; Mr. Wang Xing and Mr. Fan Zheng as non-executive directors; and Mr. Zhao Hongqiang, Mr. Jiang Zhenyu and Prof. Xiao Xing as independent non-executive directors.